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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
                   INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                        PENNCORP FINANCIAL GROUP, INC.
 ______________________________________________________________________________
                               (Name of Issuer)

                                 COMMON STOCK
 ______________________________________________________________________________
                        (Title and Class of Securities)

                                   708094107
                ________________________________________________
                                (CUSIP Number)

            Jeffrey S. Lambert, Strome Investment Management, L.P.
     100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401 (310) 917-6600
______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  May 25, 1999
          ___________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                            -------------------------
  CUSIP NO.  708094107                                   PAGE 2 OF 21 PAGES
-------------------------                            -------------------------

------------------------------------------------------------------------------
     NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
     Strome Investment Management, L.P., #95-4450882
------------------------------------------------------------------------------
     CHECK THE BOX IF A MEMBER OF A GROUP*
2                                                         (a)  [X]
                                                          (b)  [ ]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC
------------------------------------------------------------------------------
     CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e) [ ]
5

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
-----------------------------------------------
                              SOLE VOTING POWER
     NUMBER OF          7

      SHARES          --------------------------------------------------------
                              SHARED VOTING POWER
   BENEFICIALLY         8
                              1,579,100
     OWNED BY         --------------------------------------------------------
                              SOLE DISPOSITIVE POWER
       EACH             9

     REPORTING        --------------------------------------------------------
                              SHARED DISPOSITIVE POWER
      PERSON
                        10
       WITH                   1,579,100
------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                              1,579,100
------------------------------------------------------------------------------
     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [ ]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     5.44%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     PN, IA
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------                              -----------------------
   CUSIP NO.  708094107                                    PAGE 3 OF 21 PAGES
--------------------------                              -----------------------

------------------------------------------------------------------------------
     NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
     SSCO, Inc., 95-4450883
------------------------------------------------------------------------------
     CHECK THE BOX IF A MEMBER OF A GROUP*
2                                                          (a)  [X]
                                                           (b)  [ ]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC
------------------------------------------------------------------------------
     CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e) [ ]
5

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
-----------------------------------------------
                              SOLE VOTING POWER
       NUMBER OF        7

        SHARES        --------------------------------------------------------
                              SHARED VOTING POWER
     BENEFICIALLY       8
                              1,579,100
       OWNED BY       --------------------------------------------------------
                              SOLE DISPOSITIVE POWER
         EACH           9

      REPORTING       --------------------------------------------------------
                              SHARED DISPOSITIVE POWER
        PERSON
                        10
         WITH                 1,579,100
------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                              1,579,100
------------------------------------------------------------------------------
         CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [ ]
------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         5.44%
------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14
         CO, HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------                            ------------------------
   CUSIP NO.  708094107                                  PAGE 4 OF 21 PAGES
--------------------------                            ------------------------

------------------------------------------------------------------------------
     NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
     Mark E. Strome
------------------------------------------------------------------------------
     CHECK THE BOX IF A MEMBER OF A GROUP*
2                                                          (a)  [X]
                                                           (b)  [ ]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC
------------------------------------------------------------------------------
     CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e) [ ]
5

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States
-----------------------------------------------
                              SOLE VOTING POWER
      NUMBER OF         7

       SHARES         -------------------------------------------------------
                              SHARED VOTING POWER
    BENEFICIALLY        8
                              1,579,100
      OWNED BY        -------------------------------------------------------
                              SOLE DISPOSITIVE POWER
       EACH             9

     REPORTING        -------------------------------------------------------
                              SHARED DISPOSITIVE POWER
      PERSON
                        10
       WITH                   1,579,100
-----------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                              1,579,100
------------------------------------------------------------------------------
     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [ ]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     5.44%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     IN, HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------                            ------------------------
   CUSIP NO.  708094107                                  PAGE 5 OF 21 PAGES
--------------------------                            ------------------------

------------------------------------------------------------------------------
     NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
     Strome Partners, L.P., #95-4372590
------------------------------------------------------------------------------
     CHECK THE BOX IF A MEMBER OF A GROUP*
2                                                          (a)  [X]
                                                           (b)  [ ]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC
------------------------------------------------------------------------------
     CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e) [ ]
5

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
-----------------------------------------------
                              SOLE VOTING POWER
       NUMBER OF        7

        SHARES        --------------------------------------------------------
                              SHARED VOTING POWER
     BENEFICIALLY       8
                              257,824
       OWNED BY       --------------------------------------------------------
                              SOLE DISPOSITIVE POWER
         EACH           9

       REPORTING      --------------------------------------------------------
                              SHARED DISPOSITIVE POWER
        PERSON
                        10
         WITH                 257,824
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                              257,824
------------------------------------------------------------------------------
     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [ ]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     0.89%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------                            ------------------------
   CUSIP NO.  708094107                                  PAGE 6 OF 21 PAGES
--------------------------                            ------------------------

------------------------------------------------------------------------------
     NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
     Strome Offshore Limited
------------------------------------------------------------------------------
     CHECK THE BOX IF A MEMBER OF A GROUP*
2                                                          (a)  [X]
                                                           (b)  [ ]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC
------------------------------------------------------------------------------
     CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e) [ ]
5

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Cayman Islands
------------------------------------------------------------------------------
                              SOLE VOTING POWER
       NUMBER OF        7

        SHARES        --------------------------------------------------------
                              SHARED VOTING POWER
     BENEFICIALLY       8
                              998,996
       OWNED BY       --------------------------------------------------------
                              SOLE DISPOSITIVE POWER
         EACH           9

       REPORTING      --------------------------------------------------------
                              SHARED DISPOSITIVE POWER
        PERSON
                        10
         WITH                 998,996
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                              998,996
------------------------------------------------------------------------------
     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [ ]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     3.44%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------                            ------------------------
   CUSIP NO.  708094107                                  PAGE 7 OF 21 PAGES
--------------------------                            ------------------------

------------------------------------------------------------------------------
     NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
     Strome Hedgecap Fund, L.P., #95-4385662
------------------------------------------------------------------------------
     CHECK THE BOX IF A MEMBER OF A GROUP*
2                                                          (a)  [X]
                                                           (b)  [ ]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC
------------------------------------------------------------------------------
     CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e) [ ]
5

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
-------------------------------------------------------------------------------
                              SOLE VOTING POWER
       NUMBER OF        7

        SHARES        -------------------------------------------------------
                              SHARED VOTING POWER
      BENEFICIALLY      8
                              273,938
        OWNED BY      -------------------------------------------------------
                              SOLE DISPOSITIVE POWER
          EACH          9

       REPORTING      -------------------------------------------------------
                              SHARED DISPOSITIVE POWER
         PERSON
                        10
          WITH                273,938
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                              273,938
------------------------------------------------------------------------------
     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [ ]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     0.94%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------                            ------------------------
   CUSIP NO.  708094107                                  PAGE 8 OF 21 PAGES
--------------------------                            ------------------------

------------------------------------------------------------------------------
     NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
     Strome Hedgecap Limited
------------------------------------------------------------------------------
     CHECK THE BOX IF A MEMBER OF A GROUP*
2                                                          (a)  [X]
                                                           (b)  [ ]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC
------------------------------------------------------------------------------
     CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e) [ ]
5

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Cayman Islands
-----------------------------------------------
                              SOLE VOTING POWER
       NUMBER OF        7

        SHARES        -------------------------------------------------------
                              SHARED VOTING POWER
     BENEFICIALLY       8
                              48,342
       OWNED BY       -------------------------------------------------------
                              SOLE DISPOSITIVE POWER
         EACH           9

      REPORTING       -------------------------------------------------------
                              SHARED DISPOSITIVE POWER
        PERSON
                        10
         WITH                 48,342
-----------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                              48,342
------------------------------------------------------------------------------
     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [ ]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     0.17%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.: 708094107                                          PAGE 9 OF 21 PAGES

Item 1.  Security and Issuer

     This statement on Schedule 13D relates to the Common Stock, par value $.01 (the "Stock"), of PennCorp Financial Group, Inc. (the "Company"). The Stock trades on the New York Stock Exchange. The Company's principal executive offices are located at 717 North Harwood Street, Dallas, Texas 75201. The number of issued and outstanding shares of Stock as of May 11, 1999, as set forth in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1999, is 29,026,496.

Item 2.  Identity and Background

(a) This statement on Schedule 13D is being filed by (i) Strome Partners, L.P. ("SP") with respect to shares of Stock held or beneficially owned by the partnership; (ii) Strome Offshore Limited ("SOFF") with respect to shares of Stock held or beneficially owned by the corporation; (iii) Strome Hedgecap Fund, L.P. ("SHCF") with respect to shares of Stock held or beneficially owned by the partnership; (iv) Strome Hedgecap Limited ("SHCL") with respect to shares of Stock held or beneficially owned by the corporation; (v) Strome Investment Management, L.P. ("SIM"), a registered investment adviser, as general partner and discretionary investment adviser of SP and SHCF, and as discretionary investment adviser of SOFF and SHCL;
     (vi) SSCO, Inc. ("SSCO") as sole general partner of SIM; and (vii) Mark E. Strome ("Strome"), a settlor and trustee of The Mark E. Strome Living Trust, dated 1/16/97, as the controlling shareholder of SSCO. SP, SOFF, SHCF and SHCL may each be referred to individually as a "Fund" and collectively as the "Funds"and the Funds together with SIM, SSCO and Strome are collectively referred to hereinafter as the "Reporting Persons."

     SIM's beneficial ownership of the Stock is direct because of its general partnership interests in SP and SHCF who directly own shares of the Stock. SIM also has direct beneficial ownership of the Stock as a result of its discretionary authority to buy, sell and vote shares of such Stock for its investment advisory clients (i.e., the Funds). SSCO's and Strome's beneficial ownership are indirect as a result of their ownership of SIM, and is reported solely because Rule 13-d(1)(a) promulgated under the Securities Exchange Act of 1934 (the "Act"), as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13D within the specific time period. The answers on blocks 8, 10, 11 and 13 on pages 3 and 4 above and in response to item 5 by SSCO and Strome are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by SIM and the relationship of SSCO and Strome to SIM.

     Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or

CUSIP NO.: 708094107                                         PAGE 10 OF 21 PAGES

     completeness of such information concerning any other Reporting Person.

(b) The business address for all Reporting Persons is 100 Wilshire Blvd., 15th Floor, Santa Monica, California 90401.

(c) The business of (i) SP is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account;
     (ii) SOFF is that of a private offshore investment corporation engaging in the purchase and sale of securities for investment for its own account;
     (iii) SHCF is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (iv) SHCL is that of a private offshore investment corporation engaging in the purchase and sale of securities for investment for its own account; (v) SIM is the provision of discretionary investment management services to institutional clients; (vi) SSCO is to serve as the general partner of SIM; and (vii) Strome is the provision of discretionary investment management services through SIM.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (i) SP is a Delaware limited partnership; (ii) SOFF is a Cayman Islands corporation; (iii) SHCF is a Delaware limited partnership; (iv) SHCL is a Cayman Islands corporation; (v) SIM is a Delaware limited partnership; (vi) SSCO is a Delaware corporation; and (vii) Strome is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SP is $134,468.96. The source of funds for this consideration was working capital.

     The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SOFF is $531,406.84. The source of funds for this consideration was working capital.

     The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SHCF is $142,657.80. The source of funds for this consideration was working capital.

CUSIP NO.: 708094107                                         PAGE 11 OF 21 PAGES

     The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SHCL is $25,192.13. The source of funds for this consideration was working capital.

Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Stock as an investment and view their investment as having significant potential for increased value. Yet the Company faces a variety of challenges. Despite all intrinsic strenghts and opportunities, the Reporting Persons believe that the Company's stock has underperformed, and that the current stock price does not reflect the Company's true value. The Reporting Persons are disappointed with the performance of the Company's management whose action should be focused on increasing shareholder value. The management of the Company and shareholders should have a common goal of increasing profitability and shareholder value. Management has not addressed many of the fundamental issues facing the Company in order to increase profitability, and has failed to take advantage of a number of opportunities to create shareholder value. The Reporting Persons intend to use their positions as significant shareholders to communicate with management their views with respect to enhancing shareholder value. The Reporting Persons may also discuss with other shareholders their views on the current performance of management. Although no decision has been made, depending on the future performance of management, the Reporting Persons may seek to influence management of the Company by seeking representation on the Board of Directors.

     The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investments, including, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by them, seeking representation on the Board of Directors, soliciting other shareholders to participate with the Reporting Persons to replace a majority of the Board of Directors, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax aspects or other factors.

     Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of

CUSIP NO.: 708094107                                         PAGE 12 OF 21 PAGES

     directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure;
     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to
     Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, each member of the Group has the following interest in the securities of the Issuer:

     (i) SP beneficially owns 257,824 shares of Stock and is the beneficial owner of 0.89% of the Stock.

     (ii) SOFF beneficially owns 998,996 shares of Stock and is the beneficial owner of 3.44% of the Stock.

     (iii) SHCF beneficially owns 273,938 shares of Stock and is the beneficial owner of 0.94% of the Stock.

     (iv) SHCL beneficially owns 48,342 shares of Stock and is the beneficial owner of 0.17% of the Stock.

     (v) SIM, (y) as general partner of and discretionary investment adviser to SP and SHCF and (z) discretionary investment adviser to SOFF and SHCL, beneficially owns 1,579,100 shares of Stock and is the beneficial owner of 5.44% of the Stock.

     (vi) SSCO, as the general partner of SIM, beneficially owns 1,579,100 shares of the Stock and is the beneficial owner of 5.44% of the Stock.

     (vii) Strome, as a settlor and trustee of The Mark E. Strome Living Trust dated 1/16/97, which trust is the controlling shareholder of SSCO, beneficially owns 1,579,100 shares of the Stock, and is the beneficial owner of 5.13 % of the Stock.

     The Reporting Persons in the aggregate may be deemed to own an aggregate of 5.44% of the Stock.

(b) SIM, a registered investment adviser, SSCO, its general partner and Strome, a trustee of SSCO's controlling shareholder, have the

CUSIP NO.: 708094107                                         PAGE 13 OF 21 PAGES

     right or the power to direct the receipt of dividends from the Stock, to direct the receipt of proceeds from the sale of Stock to SIM's investment advisory clients (i.e., the Funds) and to direct the vote on behalf of the Funds. No Fund owns more than 5% of the Stock.

============================================================================================================================
                 No. of Shares            Percentage     Sole Power     Shared Power to       Sole Power     Shared Power to
               Beneficially Owned          of Class       to Vote            Vote             to Dispose         Dispose
----------------------------------------------------------------------------------------------------------------------------
SP                   257,824                 0.89%            0              257,824               0              257,824
----------------------------------------------------------------------------------------------------------------------------
SOFF                 998,996                 3.44%            0              998,996               0              998,996
----------------------------------------------------------------------------------------------------------------------------
SHCF                 273,938                 0.94%            0              273,938               0              273,938
----------------------------------------------------------------------------------------------------------------------------
SHCL                  48,342                 0.17%            0               48,342               0               48,342
----------------------------------------------------------------------------------------------------------------------------
SIM                1,579,100                 5.44%            0            1,579,100               0            1,579,100
----------------------------------------------------------------------------------------------------------------------------
SSCO               1,579,100                 5.44%            0            1,579,100               0            1,579,100
----------------------------------------------------------------------------------------------------------------------------
Strome             1,579,100                 5.44%            0            1,579,100               0            1,579,100
============================================================================================================================


     (c) The trading dates, number of shares purchased or sold and price paid per share for all transactions by the Reporting Persons since April 2, 1999 are set forth below. All such transactions were open market transactions and were effected on the New York Stock Exchange. No other transactions were effected by the Reporting Persons during such period.

========================================================================================================
PARTY             TRADE DATE              BOUGHT (SOLD)              NET AMOUNT                PER SHARE
--------------------------------------------------------------------------------------------------------
  SP               04/07/99                  (1,552)                    810.39                   0.5225
--------------------------------------------------------------------------------------------------------
  SP               04/09/99                    (992)                    518.30                   0.5225
--------------------------------------------------------------------------------------------------------
  SP               04/20/99                  (4,304)                  3,141.81                   0.7300
--------------------------------------------------------------------------------------------------------
  SP               04/21/99                  (1,056)                    749.73                   0.7100
--------------------------------------------------------------------------------------------------------
  SP               05/12/99                   4,000                   2,290.00                   0.5725
--------------------------------------------------------------------------------------------------------
  SP               05/25/99                   7,984                   4,071.84                   0.5100
--------------------------------------------------------------------------------------------------------
  SP               05/26/99                     224                     114.24                   0.5100
--------------------------------------------------------------------------------------------------------
  SP               05/27/99                     640                     326.40                   0.5100
--------------------------------------------------------------------------------------------------------
  SP               05/28/99                   6,624                   3,378.24                   0.5100
--------------------------------------------------------------------------------------------------------
  SP               06/01/99                   1,424                     768.96                   0.5400
--------------------------------------------------------------------------------------------------------
  SP               06/02/99                   4,832                   2,464.32                   0.5100
========================================================================================================

CUSIP NO.: 708094107                                         PAGE 14 OF 21 PAGES

========================================================================================================
PARTY             TRADE DATE              BOUGHT (SOLD)              NET AMOUNT                PER SHARE
--------------------------------------------------------------------------------------------------------
 SOFF              04/07/99                  (6,208)                  3,243.56                   0.5225
--------------------------------------------------------------------------------------------------------
 SOFF              04/09/99                  (3,968)                  2,073.20                   0.5225
--------------------------------------------------------------------------------------------------------
 SOFF              04/20/99                 (17,216)                 12,567.24                   0.7300
--------------------------------------------------------------------------------------------------------
 SOFF              04/21/99                  (4,224)                  2,998.93                   0.7100
--------------------------------------------------------------------------------------------------------
 SOFF              05/12/99                  16,000                   9,160.00                   0.5725
--------------------------------------------------------------------------------------------------------
 SOFF              05/25/99                  31,936                  16,287.36                   0.5100
--------------------------------------------------------------------------------------------------------
 SOFF              05/26/99                     896                     456.96                   0.5100
--------------------------------------------------------------------------------------------------------
 SOFF              05/27/99                   2,560                   1,305.60                   0.5100
--------------------------------------------------------------------------------------------------------
 SOFF              05/28/99                  29,196                  14,862.96                   0.5091
--------------------------------------------------------------------------------------------------------
 SOFF              06/01/99                   5,696                   3,075.84                   0.5400
--------------------------------------------------------------------------------------------------------
 SOFF              06/02/99                  19,328                   9,857.28                   0.5100
--------------------------------------------------------------------------------------------------------
 SSHF              04/07/99                  (1,649)                    861.56                   0.5225
--------------------------------------------------------------------------------------------------------
 SSHF              04/09/99                  (1,054)                    550.70                   0.5225
--------------------------------------------------------------------------------------------------------
 SSHF              04/20/99                  (4,573)                  3,338.17                   0.7300
--------------------------------------------------------------------------------------------------------
 SSHF              04/21/99                  (1,122)                    796.59                   0.7100
--------------------------------------------------------------------------------------------------------
 SSHF              05/12/99                   4,250                   2,433.13                   0.5725
--------------------------------------------------------------------------------------------------------
 SSHF              05/25/99                   8,483                   4,326.33                   0.5100
--------------------------------------------------------------------------------------------------------
 SSHF              05/26/99                     238                     121.38                   0.5100
--------------------------------------------------------------------------------------------------------
 SSHF              05/27/99                     680                     346.80                   0.5100
--------------------------------------------------------------------------------------------------------
 SSHF              05/28/99                   7,038                   3,589.38                   0.5100
--------------------------------------------------------------------------------------------------------
 SSHF              06/01/99                   1,513                     817.02                   0.5400
--------------------------------------------------------------------------------------------------------
 SSHF              06/02/99                   5,134                   2,618.34                   0.5100
--------------------------------------------------------------------------------------------------------
 SSHL              04/07/99                    (291)                    152.04                   0.5225
--------------------------------------------------------------------------------------------------------
 SSHL              04/09/99                    (186)                     97.18                   0.5225
--------------------------------------------------------------------------------------------------------
 SSHL              04/20/99                    (807)                    589.08                   0.7300
--------------------------------------------------------------------------------------------------------
 SSHL              04/21/99                    (198)                    140.57                   0.7100
--------------------------------------------------------------------------------------------------------
 SSHL              05/12/99                     750                     429.38                   0.5725
--------------------------------------------------------------------------------------------------------
 SSHL              05/25/99                   1,497                     763.47                   0.5100
--------------------------------------------------------------------------------------------------------
 SSHL              05/26/99                      42                      38.64                   0.5100
--------------------------------------------------------------------------------------------------------
 SSHL              05/27/99                     120                      61.20                   0.5100
========================================================================================================

CUSIP NO.: 708094107                                         PAGE 15 OF 21 PAGES

========================================================================================================
PARTY             TRADE DATE              BOUGHT (SOLD)              NET AMOUNT                PER SHARE
--------------------------------------------------------------------------------------------------------
 SSHL              05/28/99                   1,242                     633.42                   0.5100
--------------------------------------------------------------------------------------------------------
 SSHL              06/01/99                     267                     144.18                   0.5400
--------------------------------------------------------------------------------------------------------
 SSHL              06/02/99                     906                     462.06                   0.5100
========================================================================================================

     (d) No person other than each respective owner referred to herein of Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Stock.

     (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Strome may be deemed to be an ultimate controlling person of the Funds. Except as described in Item 2 above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Company.

Item 7.    Material to be Filed as Exhibits.

EXHIBIT A  Identification and Classification of Members of the Group

EXHIBIT B  Statement With Respect to Joint Filing of Schedule 13D

EXHIBIT C  Disclaimer of Beneficial Ownership

EXHIBIT D  Power of Attorney Forms for Schedule 13D and 13G and Forms 13F

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STROME PARTNERS, L.P.
By:  Strome Investment Management, L.P., general partner
      by its general partner, SSCO, Inc.


      By:  /s/ Jeffrey S. Lambert
           --------------------------------
               Jeffrey S. Lambert
               Chief Operating Officer

CUSIP NO.: 708094107                                         PAGE 16 OF 21 PAGES

STROME OFFSHORE LIMITED


By:  /s/ Jeffrey S. Lambert
     ---------------------------------
         Jeffrey S. Lambert
         Director


STROME HEDGECAP FUND, L.P.
By:  Strome Investment Management, L.P., general partner
      by its general partner, SSCO, Inc.


     By:   /s/ Jeffrey S. Lambert
          --------------------------------
               Jeffrey S. Lambert
               Chief Operating Officer


STROME HEDGECAP LIMITED


By:  /s/ Jeffrey S. Lambert
     ---------------------------------
         Jeffrey S. Lambert
         Director


STROME INVESTMENT MANAGEMENT, L.P.
By:  SSCO, Inc., general partner


     By:  /s/ Jeffrey S. Lambert
          --------------------------------
              Jeffrey S. Lambert
              Chief Operating Officer


SSCO, INC.


By:  /s/ Jeffrey S. Lambert
     ---------------------------------
         Jeffrey S. Lambert
         Chief Operating Officer


MARK E. STROME


/s/ Jeffrey S. Lambert
------------------------------
Mark E. Strome

Date:  June 2, 1999